Exhibit 99.1

Genius Group Provides Updated Guidance,

with Profitable 2023 on 43% to 60% Revenue Growth.

SINGAPORE, December 15, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today updated financial guidance for the financial year ending December 31, 2023.

Genius Group had provided updated financial guidance during its H1 earnings call on Sep 29, 2023, which guidance is being updated further as follows, based on information through December 14, 2023:

●	Annual revenue is expected to be $27 million to $29 million compared to 2022 revenue of $18.2 million, a 43% to 60% increase.
●	Net profit is expected to be adjusted to $3.0 million to $5.0 million from prior guidance of an expected ($15.4) million to ($17.0) million net loss due to adjustments of certain contingent liabilities.
●	Student and user growth is expected to be between 5.7 million and 6.0 million, a 27% to 33% increase from 4.5 million students and users in 2022.

Roger Hamilton, CEO of Genius Group, commented: “In 2022, we had our IPO and completed six acquisitions. In 2023, we have not completed any acquisitions with all of our revenue coming from organic growth. If we meet our earnings guidance, we would achieve the financial goals we began the year with. While we have had many external factors to contend with while building our business, our growth is a testament to the strength of our global community, focus of our leadership team and innovations of our product and partnership teams with the launch of our Genie AI and Genius Metaversity.”

“We are optimistic about our growth prospects, together with the anticipated growth of the AI-driven Edtech industry as a whole, in 2024.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Notes to Guidance

All guidance set forth in this press release is guidance as to our anticipated results. Our results may differ from this guidance and will depend upon factors affecting performance for the balance of fiscal 2023. These numbers should not be relied upon, and our final numbers will be announced subsequent to our 2023 audit and will be reported in our Form 20-F for the fiscal year ending December 31, 2023, which will be filed with the SEC on or before April 30, 2024.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com